SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13E-3
        Transaction Statement under Section 13(e) of the Securities
               Exchange Act of 1934 and Rule 13e-3 Thereunder

                             (Amendment No. 4)

                              Final Amendment


                        MOTOR CARGO INDUSTRIES, INC.
                              (Name of Issuer)


                         UNION PACIFIC CORPORATION
                        MOTOR CARGO INDUSTRIES, INC.
                    (Name of Person(s) Filing Statement)


                         Common Stock, No Par Value
                       (Title of Class of Securities)


                                 619907108
                   (Cusip Number of Class of Securities)


                         Carl W. von Bernuth, Esq.
            Senior Vice President, General Counsel and Secretary
                        James J. Theisen, Jr., Esq.
              Senior Corporate Counsel and Assistant Secretary
                         Union Pacific Corporation
                             1416 Dodge Street
                           Omaha, Nebraska 68179
                         Telephone: (402) 271-5777
          (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                              with copies to:
                           Paul T. Schnell, Esq.
                         Richard J. Grossman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000

         This statement is filed in connection with (check the appropriate box):

         a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [ ] The filing of a registration statement under the Securities Act of 1933.
         c.  [  ] A tender offer.
         d.  [  ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

         Check the following box if this is a final amendment reporting the results of the transaction. [x]



                                INTRODUCTION

         This Amendment No. 4 on Schedule 13E-3 (the "Final Amendement") is being filed by Union Pacific Corporation, a Utah corporation ("Union Pacific") and Motor Cargo Industries, Inc. (formerly Motor Merger Co.("Merger Subsidiary")), a Utah corporation and a wholly-owned subsidiary of Union Pacific (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder and amends the Transaction Statement on Schedule 13E-3 (as amended hereby and by Amendments No. 1, No. 2 and No. 3 thereto, the "Statement") filed by Union Pacific, Merger Subsidiary and the Company. This Statement is being filed in connection with a short-form merger (the "Merger") of the Company with and into Merger Subsidiary, pursuant to
Section 16-10a-1104 of the Utah Revised Business Corporation Act (the
"URBCA").

         The purpose of this Final Amendment is to report the results of the Merger pursuant to Rule 13e-3(d)(3).

                           TRANSACTION STATEMENT

ITEM 15. ADDITIONAL INFORMATION

         Union Pacific acquired 6,801,327 shares of common stock, no par value (the "Shares"), of the Company on November 30, 2001 following Union Pacific's offer to exchange all of the Company's outstanding common stock for (a) 0.26 of a share of Union Pacific common stock or (b) $12.10 in cash for each of the Shares (the "Offer"). The Offer was effected pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 15, 2001, by and among the Company, Union Pacific and Merger Subsidiary. As contemplated by the Merger Agreement, immediately prior to the consummation of the Merger, Union Pacific contributed such 6,801,327 Shares to Merger Subsidiary.

         On February 14, 2002, Merger Subsidiary filed articles of merger with the Utah Department of Commerce, Division of Corporations and Commercial Code, pursuant to which the Company was merged with and into Merger Subsidiary. The Merger became effective upon the filing of the articles of merger, at which time each outstanding Share was cancelled and each outstanding Share not held by Union Pacific, Merger Subsidiary or a shareholder of the Company who properly exercises statutory dissenters' rights under the URBCA was automatically converted into the right to receive $12.10 per Share in cash, without interest, upon surrender of the certificate for such Share to Wells Fargo Bank Minnesota, N.A. Instructions with regard to the surrender of stock certificates, together with a description of statutory dissenters' rights, are set forth in a Notice of Merger and Dissenters' Rights and a Letter of Transmittal, which documents have been mailed to former shareholders of record of the Company.

         As a result of the Merger, Union Pacific is the only shareholder of Merger Subsidiary and owns 100% of the business of the Company. On February 14, 2002, the Shares were delisted from the Nasdaq National Market. Merger Subsidiary filed a Form 15 with the Securities and Exchange Commission on February 14, 2002.


                                 SIGNATURES

         After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   February 14, 2002

                                      UNION PACIFIC CORPORATION


                                      By: /s/ Carl W. von Bernuth
                                          ---------------------------------
                                      Name:    Carl W. von Bernuth, Esq.
                                      Title:   Senior Vice President,
                                               General Counsel and Secretary


                                      MOTOR CARGO INDUSTRIES, INC.


                                      By: /s/ Marvin L. Friedland
                                          ---------------------------------
                                      Name:    Marvin L. Friedland
                                      Title:   Vice President, General Counsel
                                               and Secretary